ENDMENT #

AB 3/30

SECURITI  N

10030608

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2010
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 50034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Walnut
Suite 1300
Kansas City MO 64106
Telephone (816) 472 7921
Facsimile (816) 218 1890

RECEIVED
2010 MAR 18
SEC

SEC
Mail Processing
Section
MAR 15 2010
Washington, DC
120

Report of Independent Accountants

To the Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of American Century Brokerage, Inc. ("the Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

    a. Compared the amount shown on item 2B to the sum of two payments dated January 22, 2009 and July 24, 2009 in the amounts of $150 and $441, respectively, on the Company's check register, noting no differences.

    b. Compared item 2F to the payment dated January 29, 2010 in the amount of $1,375 on the Company's check register, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $2,426,862 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a difference of $1.

3. Compared adjustments reported on page 2, item 2c, of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared the deductions on line 3 in the amount of $1,632,858 to the general ledger revenue account balances relating to commissions, floor brokerage, and clearance

paid to another SIPC member in connection with securities transactions provided by the Company, noting no differences.

b. Compared the deductions on line 8 in the amount of $7,891 to the general ledger revenue account balance relating to interest on money market account provided by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, item 2d and the General Assessment @ .0025 on page 2, item 2e of $786,113 and $1,965, respectively, of the Form SIPC-7T, noting no differences when rounded to the nearest dollar.

   b. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, of $1,632,858 and $7,891 on lines 3 and 8, respectively, by summing the general ledger account balances that make up these deductions, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of American Century Brokerage, Inc. the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050034 FINRA DEC
AMERICAN CENTURY BROKERAGE INC 17*17
1665 CHARLESTON RD
MOUNTAIN VIEW CA 94043-1211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jennifer Haaland 816.340.4597

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,965

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (591)
1.21.09, 7.21.09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,375

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,375

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,375

H. Overpayment carried forward $(-)

RECEIVED
2010 MAR 18 PM 5:21
SEC / TM

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Century Brokerage Inc.
(Name of Corporation, Partnership or other organization)

Jami Waggoner
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the ______ day of ______________, 20 _____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050034 FINRA DEC
AMERICAN CENTURY BROKERAGE INC 17*17
1665 CHARLESTON RD
MOUNTAIN VIEW CA 94043-1211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jennifer Haaland 816.340.4597

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 1,965
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 1.21.09, 7.21.09 Date Paid	(591)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	1,375
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,375
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,375
H.	Overpayment carried forward	$(-)

RECEIVED
2010 MAR 18 PM 5:21
SEC / TM

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Century Brokerage Inc.
(Name of Corporation, Partnership or other organization)

Jami Waggoner
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the ______ day of ________________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: